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                       March 22, 2024

       James Hiza
       Chief Executive Officer
       SensaSure Technologies, Inc.
       4730 S. Fort Apache Rd., Suite 300
       Las Vegas, NV 89147

                                                        Re: SensaSure
Technologies, Inc.
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2023
                                                            File No. 001-41209

       Dear James Hiza:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Industrial Applications and

                       Services